Exhibit 99.1

SilverCrest Completes Exercise of La Joya West Option

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C.  May 27, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the Company, through its wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V., has completed the exercise of the Company’s option to acquire a 100% interest in the nine (9) La Joya West concessions which comprise approximately 529 hectares located 75 kilometres southeast of the city of Durango, Mexico.  The Company exercised the option by making a final payment of US$2.5 million to the concession owners, one-half was paid in cash and one-half was paid by issuing a total of 615,776 common shares of the Company at an issue price of Cdn$2.06 per share (totaling $1,268,499 or US$1.25 million).  The concession owners retain a 2% net smelter return (“NSR”) royalty from mineral production on the property covered by the concessions.  The nine La Joya West concessions, together with the three La Joya East concessions (which the Company has an option to acquire a 100% interest), and five other concessions staked by the Company, comprise the Company’s La Joya Project which is approximately 10,660 total hectares.

J. Scott Drever, President stated: “The La Joya West concessions contain the large La Joya silver-copper-gold resource as well as the Coloradito tungsten-molybdenum deposit. Exercise of the option is consistent with SilverCrest’s ongoing strategy of acquiring 100% ownership in its projects once substantial shareholder value has been created at minimal financial risk. We have commenced a Preliminary Economic Assessment (PEA) to determine the broad economic parameters for potential development of a  higher grade starter pit with a conventional processing facility.”

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. . An expansion plan is well underway to nearly double the annual metals production in 2014 at the Santa Elena Mine (open pit and underground). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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